
05007854



ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549



Your reference File No. 82-5089
Our reference RR/jp
Date 05/03/2005

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 79
Dir. fax +41 (0)1 625 36 06
raffaella.russi
@zurich.com

Dear Sir and Madam

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services announces impact of new and revised International Financial Reporting Standards"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

Raffaella Russi

Enclosures

File No. 82-5089

News Release


ZURICH
FINANCIAL SERVICES

Zurich Financial Services announces impact of new and revised International Financial Reporting Standards

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

Media and Public Relations
Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)1 625 22 99
Fax +41 (0)1 625 36 18
investor.relations@zurich.com

Zurich, May 3, 2005 – Zurich Financial Services Group (Zurich) today published changes to its 2004 consolidated financial statements following the adoption of a number of revisions to International Financial Reporting Standards (IFRS), which became effective January 1, 2005. The main adjustments for Zurich result from the adoption of IFRS 4, which relates to the definition of an insurance contract. They primarily affect the accounting treatment of Zurich's Life Insurance business with impacts on both the Group's balance sheet and income statement.

Zurich has been reporting on an IFRS basis since 1997, and the changes resulting in the restatements are due to new and revised standards rather than the effects of full adoption of IFRS from other national accounting standards, as has been the case with many other organizations. The adoption of the new and revised IFRS requirements have resulted in a restatement of shareholders' equity from USD 22,181 million to USD 20,670 million as of December 31, 2004. Net income for 2004 was restated from USD 2,587 million to USD 2,466 million. Further detail is given in the table.

The adoption of the new and revised accounting policies does not change the Group's business fundamentals, its underlying profitability, or the regulatory capital position of its legal entities. The restatement largely reflects changes in the timing of profit recognition.



ZURICH
FINANCIAL SERVICES

Restatement of 2004 shareholders' equity and net income		
(In USD millions – unaudited)	Opening net impact Jan 1, 2004	Closing net impact Dec 31, 2004
Shareholders' equity, as previously reported in the 2004 Annual Report	18,934	22,181
Total IFRS 4 adjustments	-1,320	-1,528
Other IAS/IFRS adjustments	15	17
Total adjustments	-1,305	-1,511
Shareholders' equity, restated	17,629	20,670
	December 31, 2004	**March 31, 2004**
Net income, as previously reported in the 2004 Annual Report and 2004 Q1 Report	2,587	730
IFRS 4 adjustments	-121	-86
Net income after tax and minority interests, restated	2,466	644

Note:
There will be a conference call with a presentation for investors and analysts.

Time	**6:30 p.m. CET (5:30 p.m. British Summer Time)**
Telephone conference	Please dial in to register approximately 10 to 15 minutes prior to the start of the call.

Dial-in numbers

Europe:	**+41 (0)91 610 56 00**
UK:	**+44 (0)20 7107 0611**
USA:	**+1 (1)866 291 4166**

Duration	approximately 1 hour
Language	The event will be held in English.

The webcast can be viewed on our Investor Relations page via our website www.zurich.com. Passwords are not required but you will need to register first.

A pdf-version of the presentation and some restated 2004 financial tables will be available on our website at www.zurich.com.